SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of September 2003
                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Director Shareholding






                             SCHEDULE 11

            NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                              PERSONS


1)  NAME OF COMPANY
    XENOVA GROUP PLC


2)  NAME OF DIRECTOR
    JOHN RENNOCKS


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest
    SEE BOX NO. 2


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
    140,140 - JOHN RENNOCKS
      4,285 - TD WATERHOUSE NOMINEES EUROPE LIMITED
     21,428 - SELF TRADE NOMINEES LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
    OFFER FOR THE K.S. BIOMEDIX HOLDINGS PLC SHARES BECOMING UNCONDITIONAL


7)  Number of shares/amount of
    stock acquired
    165,853


8)  Percentage of issued Class
    0.07%


9)  Number of shares/amount
    of stock disposed



10) Percentage of issued Class



11) Class of security
    ORDINARY


12) Price per share



13) Date of transaction
    15/09/2003


14) Date company informed
    15/09/2003


15) Total holding following this notification
    165,853


16) Total percentage holding of issued class following this notification
    0.07%


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries



25) Name and signature of authorised company official responsible for making this notification
    JON DAVIES

    Date of Notification
    16 SEPTEMBER 2003

          Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 16 September 2003